

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 3, 2017

Via E-mail
Franklin Ogele
President
Wall Street Acquisitions, Corp.
One Gateway Center, Suite 2600
Newark, NJ 07102

Re: **Wall Street Acquisitions, Corp.**
       Form 10-12G
       Filed March 21, 2017
       File No. 000-55755

Dear Mr. Ogele:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                /s/ Craig E. Slivka, for

                                Pamela A. Long
                                Assistant Director
                                Office of Manufacturing and
                                Construction